Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Nine months ended September 30,
(in thousands, except for ratio)	2015	2014
Computation of earnings
Pretax income (a)	$29,655	$67,884
Add:
Interest expense on indebtedness	16,210	16,401
Amortization of debt issue costs	801	1,105
Interest portion of rent expense (b)	6,619	5,691
Distributed income of equity investees	19,325	96,953
Earnings	$72,610	$188,034

Computation of fixed charges
Interest expense on indebtedness	$16,210	$16,401
Amortization of debt issue costs	801	1,105
Interest portion of rent expense (b)	6,619	5,691
Fixed charges	$23,630	$23,197

Ratio of earnings to fixed charges	3.07	8.11

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.